LandBridge Company LLC

5555 San Felipe Street, Suite 1200

Houston, TX 77056

June 24, 2024

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	LandBridge Company LLC Amendment No. 2 to Registration Statement on Form S-1 Filed June 17, 2024 File No. 333-279893

Ladies and Gentlemen:

Set forth below are the responses of LandBridge Company LLC (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated June 20, 2024, with respect to Amendment No. 2 to our Registration Statement on Form S-1 filed with the Commission on June 17, 2024. Contemporaneously herewith, we are filing Amendment No. 3 to such Registration Statement (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement unless otherwise specified.

Registration Statement on Form S-1

Summary

Possible Concurrent Private Placement, page 25

1.

We refer to your revised disclosure here and the last two paragraphs on page 5 of your response letter. Please also tell us how you are soliciting and negotiating the concurrent private offering. In addition, please revise your organizational chart on page 30 by adding additional narrative disclosure to explain how the potential private offering may affect the amount of ownership you would have in OpCo.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 30 and 31 of the Registration Statement accordingly, specifically to explain how the potential, yet undetermined, concurrent private placement may impact ownership percentages in OpCo.

In addition, we respectively advise the Staff that the Company’s management and its representatives initially met with an investment adviser acting on behalf of a potential accredited investor in the concurrent private placement prior to the Company publicly filing its initial Registration Statement on May 31, 2024. The potential investor is represented by its own investment and legal advisers, and the Company and its representatives are presently negotiating the terms of the private placement with the investor and its advisers, including negotiating a common share purchase agreement detailing the terms and

Securities and Exchange Commission

June 24, 2024

conditions of the private placement and a lock-up agreement with the Company pursuant to which the investor would be restricted from selling or otherwise disposing of the Company’s Class A shares for a period of 180 days following the purchase. Furthermore, because the Class A shares that may be issued to the investor in the private placement would not be registered under the Securities Act of 1933, as amended (the “Securities Act”), such shares would be “restricted securities” as such term is defined in Rule 144 promogulated under the Securities Act, which distinguishes the Class A shares issued in the private placement from the shares offered and sold by the Company to the public pursuant to the Registration Statement. At this time, however, we have no definitive agreements with the potential investor regarding the possible concurrent private placement.

Risks Related to Our Financial Condition, page 33

2.	We acknowledge your revised disclosures. As previously stated, please also revise the third risk factor on page 33 to disclose your weighted average interest rate as of March 31, 2024.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 33 and 68 of the Registration Statement accordingly.

Dilution, page 95

3.

We note your disclosure that your pro forma net tangible book value per Class A shares after giving effect to the East Stateline Acquisition and Credit Agreement but prior to this offering is $2.89 per Class A share. Based on our recalculation of the per share amount, it appears that the amount of shares used in the calculation also include the amount of shares related to the new investors in this offering. Please advise or revise.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 95 of the Registration Statement accordingly.

Business

Customers; Material Contracts and Marketing, page 155

4.

We refer to your revised disclosure on page 155 in response to prior comment 6. Please expand your description of the material terms of these agreements to further describe the specific economic provisions of these agreements. Please also file your Waterbridge agreements.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 156, 157, 158 and 159 of the Registration Statement accordingly and have filed the WaterBridge agreements as exhibits to the Registration Statement, specifically exhibits 10.9, 10.11 and 10.12.

Oil, Natural Gas and NGL Data

Production and Price History, page 173

5.	We have reviewed the revised units of measure on page 173 and note the NGL average realized price should be disclosed as $/Bbl.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 175 of the Registration Statement accordingly.

*  *  *  *  *

Securities and Exchange Commission

June 24, 2024

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708 or Michael S. Telle of Vinson & Elkins L.L.P. at (713) 758-2350.

Very truly yours,

LANDBRIDGE COMPANY LLC

By:	/s/ Jason Long
Name:	Jason Long
Title:	Chief Executive Officer

Enclosures

cc:	David P. Oelman, Vinson & Elkins L.L.P. Michael S. Telle, Vinson & Elkins L.L.P.